SCBT Financial Corporation



Total Return Performance

	Period Ending					
Index	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**
SCBT Financial Corporation	100.00	151.99	213.08	273.11	327.91	333.56
NASDAQ Composite	100.00	79.18	54.44	82.09	89.59	91.54
SNL Southeast Bank Index	100.00	124.58	137.62	172.81	204.94	209.78

Source : SNL Financial LC, Charlottesville, VA
© 2006





SCBT FINANCIAL CORPORATION

c/o Stock Transfer Department
Post Office Box 105649
Atlanta GA 30348

VOTE BY TELEPHONE

Have your proxy card available when you call **Toll-Free 1-888-693-8683** using a touch-tone phone and follow the simple instructions to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.cesvote.com** and follow the simple instructions to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a touch-tone telephone: **1-888-693-8683**	Access the Website and cast your vote: **www.cesvote.com**	Return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week!
If you vote by telephone or over the Internet, do not mail your proxy card.

➔

Proxy card must be signed and dated below.
🡇 Please fold and detach card at perforation before mailing. 🡇

SCBT FINANCIAL CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors for the 2006 Annual Meeting of Shareholders

Robert R. Hill, Jr. and Richard C. Mathis, or either of them, with full power of substitution, are hereby appointed as agent(s) of the undersigned to vote as proxies all of the shares of Common Stock of SCBT Financial Corporation held of record by the undersigned on the record date at the annual meeting of shareholders to be held on April 25, 2006, and at any adjournment thereof.

Dated: ______________________________ , 2006

____
Signature

____
Signature

Please sign exactly as name appears at left. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, give your full title as such.

(Continued on reverse side).

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure your shares are represented at the meeting by promptly returning your proxy in the enclosed envelope.

Proxy card must be signed and dated on the reverse side.
↓ **Please fold and detach card at perforation before mailing.** ↓

SCBT FINANCIAL CORPORATION   **PROXY**

THE PROXIES WILL BE VOTED AS INSTRUCTED. IF NO CHOICE IS INDICATED WITH RESPECT TO A MATTER WHERE A CHOICE IS PROVIDED, THIS PROXY WILL BE VOTED "FOR" SUCH MATTER.

1. ELECTION OF DIRECTORS:

   (1) Colden R. Battey, Jr.   (2) Dalton B. Floyd, Jr.   (3) M. Oswald Fogle
   (4) Dwight W. Frierson   (5) R. Caine Halter   (6) Thomas E. Suggs

   ❑ **FOR** all nominees listed above   ❑ **WITHHOLD AUTHORITY**
   (except as listed to the contrary below)   *to vote for all nominees listed above*

   INSTRUCTIONS: To withhold authority for any individual(s), write the nominee(s) name(s) on the line below:

   _____

2. PROPOSAL TO RATIFY APPOINTMENT OF J.W. HUNT AND COMPANY, LLP, CERTIFIED PUBLIC ACCOUNTANTS, AS SCBT FINANCIAL CORPORATION'S INDEPENDENT AUDITORS FOR 2006:

   ❑ **FOR**   ❑ **AGAINST**   ❑ **ABSTAIN**

3. And, in the discretion of said agents, upon such other business as may properly come before the meeting, and matters incidental to the conduct of the meeting.

Do you have any comments?_____

Change of address:_____

(Continued and to be dated and signed on reverse side)